

# Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2015

(Canadian Dollars)

# CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

**For the period ended March 31,**
**($ millions, except per share amounts)**

| | Notes | Three Months Ended 2015 | 2014 |
|---|---|---|---|
| **Revenues** | 1 | | |
| Gross Sales | | **3,165** | 5,115 |
| Less: Royalties | | **24** | 103 |
| | | **3,141** | 5,012 |
| **Expenses** | 1 | | |
| Purchased Product | | **1,732** | 2,579 |
| Transportation and Blending | | **528** | 653 |
| Operating | | **476** | 572 |
| Production and Mineral Taxes | | **5** | 7 |
| (Gain) Loss on Risk Management | 18 | **(6)** | 4 |
| Depreciation, Depletion and Amortization | 10 | **499** | 454 |
| General and Administrative | | **72** | 109 |
| Finance Costs | 4 | **121** | 130 |
| Interest Income | | **(11)** | (2) |
| Foreign Exchange (Gain) Loss, Net | 5 | **515** | 147 |
| Research Costs | | **7** | 2 |
| (Gain) Loss on Divestiture of Assets | 11 | **(16)** | - |
| Other (Income) Loss, Net | | **-** | (1) |
| **Earnings (Loss) Before Income Tax** | | **(781)** | 358 |
| Income Tax Expense (Recovery) | 6 | **(113)** | 111 |
| **Net Earnings (Loss)** | | **(668)** | 247 |
| **Other Comprehensive Income (Loss), Net of Tax** | 15 | | |
| *Items That Will Not be Reclassified to Profit or Loss:* | | | |
| Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits | | **(1)** | (8) |
| *Items That May be Reclassified to Profit or Loss:* | | | |
| Change in Value of Available for Sale Financial Assets | | **-** | - |
| Foreign Currency Translation Adjustment | | **272** | 70 |
| **Total Other Comprehensive Income (Loss), Net of Tax** | | **271** | 62 |
| **Comprehensive Income (Loss)** | | **(397)** | 309 |
| | | | |
| **Net Earnings (Loss) Per Common Share** | 7 | | |
| Basic | | **$(0.86)** | $0.33 |
| Diluted | | **$(0.86)** | $0.33 |

*See accompanying Notes to Consolidated Financial Statements (unaudited).*

# CONSOLIDATED BALANCE SHEETS (unaudited)

**As at**
**($ millions)**

| | Notes | March 31, 2015 | December 31, 2014 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and Cash Equivalents | | 1,804 | 883 |
| Accounts Receivable and Accrued Revenues | | 1,367 | 1,582 |
| Income Tax Receivable | | 15 | 28 |
| Inventories | 8 | 1,250 | 1,224 |
| Risk Management | 18 | 340 | 478 |
| **Current Assets** | | 4,776 | 4,195 |
| Exploration and Evaluation Assets | 1,9 | 1,706 | 1,625 |
| Property, Plant and Equipment, Net | 1,10 | 19,057 | 18,563 |
| Risk Management | 18 | 1 | - |
| Other Assets | | 68 | 70 |
| Goodwill | 1 | 242 | 242 |
| **Total Assets** | | 25,850 | 24,695 |
| | | | |
| **Liabilities and Shareholders' Equity** | | | |
| **Current Liabilities** | | | |
| Accounts Payable and Accrued Liabilities | | 2,134 | 2,588 |
| Income Tax Payable | | 276 | 357 |
| Risk Management | 18 | 16 | 12 |
| **Current Liabilities** | | 2,426 | 2,957 |
| Long-Term Debt | 12 | 5,973 | 5,458 |
| Risk Management | 18 | 7 | 4 |
| Decommissioning Liabilities | 13 | 2,819 | 2,616 |
| Other Liabilities | | 146 | 172 |
| Deferred Income Taxes | | 3,350 | 3,302 |
| **Total Liabilities** | | 14,721 | 14,509 |
| Shareholders' Equity | | 11,129 | 10,186 |
| **Total Liabilities and Shareholders' Equity** | | 25,850 | 24,695 |

*See accompanying Notes to Consolidated Financial Statements (unaudited).*

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## (unaudited)
**($ millions)**

| | Share Capital (Note 14) | Paid in Surplus | Retained Earnings | AOCI [1] (Note 15) | Total |
|---|---|---|---|---|---|
| Balance as at December 31, 2013 | 3,857 | 4,219 | 1,660 | 210 | 9,946 |
| Net Earnings | - | - | 247 | - | 247 |
| Other Comprehensive Income (Loss) | - | - | - | 62 | 62 |
| Total Comprehensive Income (Loss) | - | - | 247 | 62 | 309 |
| Common Shares Issued Under Stock Option Plans | 24 | - | - | - | 24 |
| Stock-Based Compensation Expense | - | 22 | - | - | 22 |
| Dividends on Common Shares | - | - | (202) | - | (202) |
| Balance as at March 31, 2014 | 3,881 | 4,241 | 1,705 | 272 | 10,099 |
| | | | | | |
| Balance as at December 31, 2014 | 3,889 | 4,291 | 1,599 | 407 | 10,186 |
| Net Earnings (Loss) | - | - | (668) | - | (668) |
| Other Comprehensive Income (Loss) | - | - | - | 271 | 271 |
| Total Comprehensive Income (Loss) | - | - | (668) | 271 | (397) |
| Common Shares Issued for Cash | 1,463 | - | - | - | 1,463 |
| Common Shares Issued Pursuant to Dividend Reinvestment Plan | 84 | - | - | - | 84 |
| Common Shares Issued Under Stock Option Plans | - | - | - | - | - |
| Stock-Based Compensation Expense | - | 15 | - | - | 15 |
| Dividends on Common Shares | - | - | (222) | - | (222) |
| **Balance as at March 31, 2015** | **5,436** | **4,306** | **709** | **678** | **11,129** |

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

# CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
**For the period ended March 31,**
**($ millions)**

| | Notes | Three Months Ended 2015 | 2014 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net Earnings (Loss) | | (668) | 247 |
| Depreciation, Depletion and Amortization | 10 | 499 | 454 |
| Deferred Income Taxes | 6 | (27) | 36 |
| Unrealized (Gain) Loss on Risk Management | 18 | 145 | (26) |
| Unrealized Foreign Exchange (Gain) Loss | 5 | 523 | 143 |
| (Gain) Loss on Divestiture of Assets | 11 | (16) | - |
| Unwinding of Discount on Decommissioning Liabilities | 4,13 | 31 | 30 |
| Other | | 8 | 20 |
| | | 495 | 904 |
| Net Change in Other Assets and Liabilities | | (54) | (42) |
| Net Change in Non-Cash Working Capital | | (166) | (405) |
| **Cash From Operating Activities** | | 275 | 457 |
| | | | |
| **Investing Activities** | | | |
| Capital Expenditures – Exploration and Evaluation Assets | 9 | (74) | (104) |
| Capital Expenditures – Property, Plant and Equipment | 10 | (455) | (725) |
| Proceeds From Divestiture of Assets | 11 | 16 | 1 |
| Net Change in Investments and Other | | 2 | (1,579) |
| Net Change in Non-Cash Working Capital | | (132) | 10 |
| **Cash (Used in) Investing Activities** | | (643) | (2,397) |
| | | | |
| **Net Cash Provided (Used) Before Financing Activities** | | (368) | (1,940) |
| | | | |
| **Financing Activities** | | | |
| Net Issuance (Repayment) of Short-Term Borrowings | | (19) | 426 |
| Common Shares Issued, Net of Issuance Costs | 14 | 1,449 | - |
| Common Shares Issued Under Stock Option Plans | | - | 22 |
| Dividends Paid on Common Shares | 7 | (138) | (202) |
| **Cash From (Used in) Financing Activities** | | 1,292 | 246 |
| | | | |
| **Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency** | | (3) | 57 |
| **Increase (Decrease) in Cash and Cash Equivalents** | | 921 | (1,637) |
| **Cash and Cash Equivalents, Beginning of Period** | | 883 | 2,452 |
| **Cash and Cash Equivalents, End of Period** | | 1,804 | 815 |

*See accompanying Notes to Consolidated Financial Statements (unaudited).*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

## 1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of the development, production and marketing of crude oil, natural gas liquids ("NGLs") and natural gas in Canada with refining operations in the United States ("U.S.").

Cenovus is incorporated under the *Canada Business Corporations Act* and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of Cenovus's bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

## A) Results of Operations – Segment and Operational Information

| For the three months ended March 31, | Oil Sands | | Conventional | | Refining and Marketing | |
|---|---|---|---|---|---|---|
| | **2015** | 2014 | **2015** | 2014 | **2015** | 2014 |
| **Revenues** | | | | | | |
| Gross Sales | **732** | 1,260 | **443** | 838 | **2,096** | 3,258 |
| Less: Royalties | **3** | 51 | **21** | 52 | **-** | - |
| | 729 | 1,209 | 422 | 786 | 2,096 | 3,258 |
| **Expenses** | | | | | | |
| Purchased Product | **-** | - | **-** | - | **1,838** | 2,820 |
| Transportation and Blending | **470** | 559 | **58** | 94 | **-** | - |
| Operating | **144** | 181 | **157** | 195 | **177** | 198 |
| Production and Mineral Taxes | **-** | - | **5** | 7 | **-** | - |
| (Gain) Loss on Risk Management | **(90)** | 22 | **(47)** | 13 | **(14)** | (5) |
| **Operating Cash Flow** | **205** | 447 | **249** | 477 | **95** | 245 |
| Depreciation, Depletion and Amortization | **170** | 143 | **262** | 252 | **46** | 39 |
| **Segment Income (Loss)** | **35** | 304 | **(13)** | 225 | **49** | 206 |

| For the three months ended March 31, | Corporate and Eliminations | | Consolidated | |
|---|---|---|---|---|
| | **2015** | 2014 | **2015** | 2014 |
| **Revenues** | | | | |
| Gross Sales | **(106)** | (241) | **3,165** | 5,115 |
| Less: Royalties | **-** | - | **24** | 103 |
| | (106) | (241) | 3,141 | 5,012 |
| **Expenses** | | | | |
| Purchased Product | **(106)** | (241) | **1,732** | 2,579 |
| Transportation and Blending | **-** | - | **528** | 653 |
| Operating | **(2)** | (2) | **476** | 572 |
| Production and Mineral Taxes | **-** | - | **5** | 7 |
| (Gain) Loss on Risk Management | **145** | (26) | **(6)** | 4 |
| | (143) | 28 | 406 | 1,197 |
| Depreciation, Depletion and Amortization | **21** | 20 | **499** | 454 |
| **Segment Income (Loss)** | **(164)** | 8 | **(93)** | 743 |
| General and Administrative | **72** | 109 | **72** | 109 |
| Finance Costs | **121** | 130 | **121** | 130 |
| Interest Income | **(11)** | (2) | **(11)** | (2) |
| Foreign Exchange (Gain) Loss, Net | **515** | 147 | **515** | 147 |
| Research Costs | **7** | 2 | **7** | 2 |
| (Gain) Loss on Divestiture of Assets | **(16)** | - | **(16)** | - |
| Other (Income) Loss, Net | **-** | (1) | **-** | (1) |
| | 688 | 385 | 688 | 385 |
| **Earnings (Loss) Before Income Tax** | | | **(781)** | 358 |
| Income Tax Expense (Recovery) | | | **(113)** | 111 |
| **Net Earnings (Loss)** | | | **(668)** | 247 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

## B) Financial Results by Upstream Product

### Crude Oil [1]

| For the three months ended March 31, | Oil Sands 2015 | Oil Sands 2014 | Conventional 2015 | Conventional 2014 | Total 2015 | Total 2014 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 723 | 1,230 | 315 | 651 | 1,038 | 1,881 |
| Less: Royalties | 3 | 51 | 19 | 49 | 22 | 100 |
| | 720 | 1,179 | 296 | 602 | 1,016 | 1,781 |
| **Expenses** | | | | | | |
| Transportation and Blending | 470 | 559 | 53 | 89 | 523 | 648 |
| Operating | 139 | 170 | 109 | 145 | 248 | 315 |
| Production and Mineral Taxes | - | - | 5 | 8 | 5 | 8 |
| (Gain) Loss on Risk Management | (89) | 22 | (37) | 13 | (126) | 35 |
| **Operating Cash Flow** | 200 | 428 | 166 | 347 | 366 | 775 |

*(1) Includes NGLs.*

### Natural Gas

| For the three months ended March 31, | Oil Sands 2015 | Oil Sands 2014 | Conventional 2015 | Conventional 2014 | Total 2015 | Total 2014 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 6 | 27 | 122 | 184 | 128 | 211 |
| Less: Royalties | - | - | 2 | 3 | 2 | 3 |
| | 6 | 27 | 120 | 181 | 126 | 208 |
| **Expenses** | | | | | | |
| Transportation and Blending | - | - | 5 | 5 | 5 | 5 |
| Operating | 4 | 4 | 47 | 49 | 51 | 53 |
| Production and Mineral Taxes | - | - | - | (1) | - | (1) |
| (Gain) Loss on Risk Management | (1) | - | (10) | - | (11) | - |
| **Operating Cash Flow** | 3 | 23 | 78 | 128 | 81 | 151 |

### Other

| For the three months ended March 31, | Oil Sands 2015 | Oil Sands 2014 | Conventional 2015 | Conventional 2014 | Total 2015 | Total 2014 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 3 | 3 | 6 | 3 | 9 | 6 |
| Less: Royalties | - | - | - | - | - | - |
| | 3 | 3 | 6 | 3 | 9 | 6 |
| **Expenses** | | | | | | |
| Transportation and Blending | - | - | - | - | - | - |
| Operating | 1 | 7 | 1 | 1 | 2 | 8 |
| Production and Mineral Taxes | - | - | - | - | - | - |
| (Gain) Loss on Risk Management | - | - | - | - | - | - |
| **Operating Cash Flow** | 2 | (4) | 5 | 2 | 7 | (2) |

### Total Upstream

| For the three months ended March 31, | Oil Sands 2015 | Oil Sands 2014 | Conventional 2015 | Conventional 2014 | Total 2015 | Total 2014 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 732 | 1,260 | 443 | 838 | 1,175 | 2,098 |
| Less: Royalties | 3 | 51 | 21 | 52 | 24 | 103 |
| | 729 | 1,209 | 422 | 786 | 1,151 | 1,995 |
| **Expenses** | | | | | | |
| Transportation and Blending | 470 | 559 | 58 | 94 | 528 | 653 |
| Operating | 144 | 181 | 157 | 195 | 301 | 376 |
| Production and Mineral Taxes | - | - | 5 | 7 | 5 | 7 |
| (Gain) Loss on Risk Management | (90) | 22 | (47) | 13 | (137) | 35 |
| **Operating Cash Flow** | 205 | 447 | 249 | 477 | 454 | 924 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

### C) Geographic Information

| For the three months ended March 31, | Canada 2015 | Canada 2014 | United States 2015 | United States 2014 | Consolidated 2015 | Consolidated 2014 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 1,625 | 2,815 | 1,540 | 2,300 | 3,165 | 5,115 |
| Less: Royalties | 24 | 103 | - | - | 24 | 103 |
| | 1,601 | 2,712 | 1,540 | 2,300 | 3,141 | 5,012 |
| **Expenses** | | | | | | |
| Purchased Product | 432 | 708 | 1,300 | 1,871 | 1,732 | 2,579 |
| Transportation and Blending | 528 | 653 | - | - | 528 | 653 |
| Operating | 306 | 382 | 170 | 190 | 476 | 572 |
| Production and Mineral Taxes | 5 | 7 | - | - | 5 | 7 |
| (Gain) Loss on Risk Management | (1) | 9 | (5) | (5) | (6) | 4 |
| | 331 | 953 | 75 | 244 | 406 | 1,197 |
| Depreciation, Depletion and Amortization | 453 | 415 | 46 | 39 | 499 | 454 |
| **Segment Income (Loss)** | (122) | 538 | 29 | 205 | (93) | 743 |

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus's refining facilities are located and carry on business in the U.S. The marketing of Cenovus's crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

### D) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership ("FCCL") and WRB Refining LP ("WRB"), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus's share of operating cash flow from FCCL and WRB for the three months ended March 31, 2015 was $134 million and $87 million, respectively (three months ended March 31, 2014 – $418 million and $245 million).

### E) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

#### By Segment

| As at | E&E [1] March 31, 2015 | E&E [1] December 31, 2014 | PP&E [2] March 31, 2015 | PP&E [2] December 31, 2014 |
|---|---|---|---|---|
| Oil Sands | 1,621 | 1,540 | 8,803 | 8,606 |
| Conventional | 85 | 85 | 6,020 | 6,038 |
| Refining and Marketing | - | - | 3,898 | 3,568 |
| Corporate and Eliminations | - | - | 336 | 351 |
| **Consolidated** | 1,706 | 1,625 | 19,057 | 18,563 |

| As at | Goodwill March 31, 2015 | Goodwill December 31, 2014 | Total Assets March 31, 2015 | Total Assets December 31, 2014 |
|---|---|---|---|---|
| Oil Sands | 242 | 242 | 11,200 | 11,024 |
| Conventional | - | - | 6,251 | 6,211 |
| Refining and Marketing | - | - | 5,725 | 5,520 |
| Corporate and Eliminations | - | - | 2,674 | 1,940 |
| **Consolidated** | 242 | 242 | 25,850 | 24,695 |

(1) Exploration and evaluation ("E&E") assets.
(2) Property, plant and equipment ("PP&E").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

### By Geographic Region

| As at | E&E March 31, 2015 | E&E December 31, 2014 | PP&E March 31, 2015 | PP&E December 31, 2014 |
|---|---|---|---|---|
| Canada | 1,706 | 1,625 | 15,163 | 14,999 |
| United States | - | - | 3,894 | 3,564 |
| Consolidated | 1,706 | 1,625 | 19,057 | 18,563 |

| As at | Goodwill March 31, 2015 | Goodwill December 31, 2014 | Total Assets March 31, 2015 | Total Assets December 31, 2014 |
|---|---|---|---|---|
| Canada | 242 | 242 | 20,984 | 20,231 |
| United States | - | - | 4,866 | 4,464 |
| Consolidated | 242 | 242 | 25,850 | 24,695 |

### F) Capital Expenditures [1]

| For the period ended March 31, | Three Months Ended 2015 | 2014 |
|---|---|---|
| **Capital** | | |
| Oil Sands | 414 | 527 |
| Conventional | 66 | 270 |
| Refining and Marketing | 44 | 23 |
| Corporate | 5 | 9 |
| | 529 | 829 |
| **Acquisition Capital** | | |
| Conventional | - | 1 |
| | 529 | 830 |

*(1) Includes expenditures on PP&E and E&E.*

## 2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2014, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective April 28, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

## 3. RECENT ACCOUNTING PRONOUNCEMENTS

### A) New and Amended Accounting Standards and Interpretations Adopted

There were no new or amended accounting standards or interpretations adopted during the three months ended March 31, 2015.

### B) New Accounting Standards and Interpretations not yet Adopted

There were no new or amended accounting standards or interpretations issued during the three months ended March 31, 2015 that are applicable to the Company in future periods. A description of accounting standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014.

## 4. FINANCE COSTS

| For the period ended March 31, | Three Months Ended 2015 | 2014 |
|---|---|---|
| Interest Expense – Short-Term Borrowings and Long-Term Debt | 80 | 71 |
| Interest Expense – Partnership Contribution Payable [1] | - | 22 |
| Unwinding of Discount on Decommissioning Liabilities (Note 13) | 31 | 30 |
| Other | 10 | 7 |
| | 121 | 130 |

[1] On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

## 5. FOREIGN EXCHANGE (GAIN) LOSS, NET

| For the period ended March 31, | Three Months Ended 2015 | 2014 |
|---|---|---|
| Unrealized Foreign Exchange (Gain) Loss on Translation of: | | |
| U.S. Dollar Debt Issued From Canada | 514 | 196 |
| Other | 9 | (53) |
| **Unrealized Foreign Exchange (Gain) Loss** | 523 | 143 |
| **Realized Foreign Exchange (Gain) Loss** | (8) | 4 |
| | 515 | 147 |

## 6. INCOME TAXES

The provision for income taxes is:

| For the period ended March 31, | Three Months Ended 2015 | 2014 |
|---|---|---|
| Current Tax | | |
| Canada | (86) | 43 |
| United States | - | 32 |
| **Total Current Tax** | (86) | 75 |
| **Deferred Tax** | (27) | 36 |
| | (113) | 111 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

## 7. PER SHARE AMOUNTS

### A) Net Earnings Per Share

| For the period ended March 31, | Three Months Ended | |
| --- | --- | --- |
| | **2015** | 2014 |
| Net Earnings (Loss) – Basic and Diluted ($ millions) | **(668)** | 247 |
| | | |
| Basic – Weighted Average Number of Shares (millions) | **778.9** | 756.4 |
| Dilutive Effect of Cenovus TSARs [1] | **-** | 0.9 |
| Dilutive Effect of Cenovus NSRs [2] | **-** | - |
| Diluted – Weighted Average Number of Shares | **778.9** | 757.3 |
| | | |
| Net Earnings (Loss) Per Common Share ($) | | |
| Basic | **$(0.86)** | $0.33 |
| Diluted | **$(0.86)** | $0.33 |

[1] Tandem stock appreciation rights ("TSARs").
[2] Net settlement rights ("NSRs").

### B) Dividends Per Share

The Company paid dividends of $0.2662 per share or $222 million for the three months ended March 31, 2015 (March 31, 2014 – $202 million, $0.2662 per share), including cash dividends of $138 million (March 31, 2014 – $202 million). The Cenovus Board of Directors declared a second quarter dividend of $0.2662 per share, payable on June 30, 2015, to common shareholders of record as of June 15, 2015.

## 8. INVENTORIES

| As at | March 31, 2015 | December 31, 2014 |
| --- | --- | --- |
| **Product** | | |
| Refining and Marketing | **974** | 972 |
| Oil Sands | **208** | 182 |
| Conventional | **21** | 28 |
| **Parts and Supplies** | **47** | 42 |
| | **1,250** | 1,224 |

As a result of a decline in crude oil and certain refined product prices, Cenovus recorded a write-down of its product inventory of $6 million from cost to net realizable value as at March 31, 2015. As at December 31, 2014, Cenovus recorded a write-down of its product inventory of $131 million, of which $11 million has been subsequently reversed due to the improvement of certain product prices.

## 9. EXPLORATION AND EVALUATION ASSETS

| COST | |
| --- | --- |
| As at December 31, 2013 | 1,473 |
| Additions | 279 |
| Transfers to PP&E (Note 10) | (53) |
| Exploration Expense | (86) |
| Divestitures | (2) |
| Change in Decommissioning Liabilities | 14 |
| As at December 31, 2014 | 1,625 |
| Additions | 74 |
| Transfers to PP&E (Note 10) | - |
| Change in Decommissioning Liabilities | 7 |
| **As at March 31, 2015** | **1,706** |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

E&E assets consist of the Company's projects which are pending determination of technical feasibility and commercial viability. All of the Company's E&E assets are located within Canada.

Additions to E&E assets for the three months ended March 31, 2015 include $9 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2014 – $51 million). No borrowing costs or costs classified as general and administrative expenses have been capitalized during the three months ended March 31, 2015 (year ended December 31, 2014 – $nil).

For the three months ended March 31, 2015, no E&E assets were transferred to PP&E following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2014 – $53 million).

### Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recorded in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. There was no impairment of E&E assets for the three months ended March 31, 2015 (year ended December 31, 2014 – $86 million).

## 10. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
| | Development & Production | Other Upstream | Refining Equipment | Other [1] | Total |
|---|---|---|---|---|---|
| **COST** | | | | | |
| As at December 31, 2013 | 29,390 | 286 | 3,654 | 849 | 34,179 |
| Additions [2] | 2,522 | 43 | 162 | 63 | 2,790 |
| Transfers From E&E Assets (Note 9) | 53 | - | - | - | 53 |
| Transfers to Assets Held for Sale | (55) | - | - | - | (55) |
| Change in Decommissioning Liabilities | 264 | - | (3) | - | 261 |
| Exchange Rate Movements and Other | 1 | - | 338 | - | 339 |
| Divestitures | (474) | - | - | (2) | (476) |
| As at December 31, 2014 | 31,701 | 329 | 4,151 | 910 | 37,091 |
| Additions | 403 | 3 | 44 | 5 | 455 |
| Transfers From E&E Assets (Note 9) | - | - | - | - | - |
| Change in Decommissioning Liabilities | 204 | - | - | - | 204 |
| Exchange Rate Movements and Other | - | - | 388 | 1 | 389 |
| **As at March 31, 2015** | **32,308** | **332** | **4,583** | **916** | **38,139** |
| | | | | | |
| **ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION** | | | | | |
| As at December 31, 2013 | 15,791 | 193 | 386 | 475 | 16,845 |
| Depreciation, Depletion and Amortization | 1,602 | 40 | 156 | 83 | 1,881 |
| Transfers to Assets Held for Sale | (27) | - | - | - | (27) |
| Impairment Losses | 65 | - | - | - | 65 |
| Exchange Rate Movements and Other | 38 | - | 42 | - | 80 |
| Divestitures | (316) | - | - | - | (316) |
| As at December 31, 2014 | 17,153 | 233 | 584 | 558 | 18,528 |
| Depreciation, Depletion and Amortization | 421 | 11 | 46 | 21 | 499 |
| Exchange Rate Movements and Other | (1) | - | 56 | - | 55 |
| **As at March 31, 2015** | **17,573** | **244** | **686** | **579** | **19,082** |
| | | | | | |
| **CARRYING VALUE** | | | | | |
| As at December 31, 2013 | 13,599 | 93 | 3,268 | 374 | 17,334 |
| As at December 31, 2014 | 14,548 | 96 | 3,567 | 352 | 18,563 |
| **As at March 31, 2015** | **14,735** | **88** | **3,897** | **337** | **19,057** |

*(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.*
*(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.*

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $44 million for the three months ended March 31, 2015 (year ended December 31, 2014 – $216 million). All of the Company's development and production assets are located within Canada. No borrowing costs or costs classified as general and administrative expenses have been capitalized during the three months ended March 31, 2015 (year ended December 31, 2014 – $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization ("DD&A"):

| As at | March 31, 2015 | December 31, 2014 |
|---|---|---|
| Development and Production | 500 | 478 |
| Refining Equipment | 190 | 159 |
| | 690 | 637 |

**Impairment**

The impairment of PP&E and any subsequent reversal of such impairment losses are recorded in DD&A in the Consolidated Statements of Earnings and Comprehensive Income. There was no impairment of PP&E for the three months ended March 31, 2015 (year ended December 31, 2014 – $65 million).

## 11. DIVESTITURES

In the first quarter of 2015, the Company divested an office building, recording a gain of $16 million.

## 12. LONG-TERM DEBT

| As at | US$ Principal | March 31, 2015 | December 31, 2014 |
|---|---|---|---|
| Revolving Term Debt [1] | - | - | - |
| U.S. Dollar Denominated Unsecured Notes | 4,750 | 6,024 | 5,510 |
| **Total Debt Principal** | | 6,024 | 5,510 |
| Debt Discounts and Transaction Costs | | (51) | (52) |
| | | 5,973 | 5,458 |

*(1) Revolving term debt may include bankers' acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.*

As at March 31, 2015, the Company is in compliance with all of the terms of its debt agreements.

## 13. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

| As at | March 31, 2015 | December 31, 2014 |
|---|---|---|
| Decommissioning Liabilities, Beginning of Year | 2,616 | 2,370 |
| Liabilities Incurred | 5 | 48 |
| Liabilities Settled | (43) | (93) |
| Liabilities Divested | - | (60) |
| Transfers and Reclassifications | - | (9) |
| Change in Estimated Future Cash Flows | 4 | 115 |
| Change in Discount Rate | 202 | 122 |
| Unwinding of Discount on Decommissioning Liabilities | 31 | 120 |
| Foreign Currency Translation | 4 | 3 |
| **Decommissioning Liabilities, End of Period** | 2,819 | 2,616 |

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.5 percent as at March 31, 2015 (December 31, 2014 – 4.9 percent).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

## 14. SHARE CAPITAL

### A) Authorized

Cenovus is authorized to issue an unlimited number of common shares and, subject to certain conditions, an unlimited number of first preferred and second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

### B) Issued and Outstanding

| As at | March 31, 2015 Number of Common Shares (Thousands) | Amount | December 31, 2014 Number of Common Shares (Thousands) | Amount |
|---|---|---|---|---|
| Outstanding, Beginning of Year | 757,103 | 3,889 | 756,046 | 3,857 |
| Common Shares Issued, Net of Issuance Costs | 67,500 | 1,463 | - | - |
| Common Shares Issued Pursuant to Dividend Reinvestment Plan | 3,930 | 84 | - | - |
| Common Shares Issued Under Stock Option Plans | - | - | 1,057 | 32 |
| Outstanding, End of Period | 828,533 | 5,436 | 757,103 | 3,889 |

On March 3, 2015, Cenovus issued 67.5 million common shares at a price of $22.25 per common share. The Company intends to use the net proceeds to partially fund its capital expenditure program for 2015 and for general corporate purposes.

The Company has a dividend reinvestment plan ("DRIP"). Under the DRIP, holders of common shares may reinvest all or a portion of the cash dividends payable on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury of the Company or purchased on the market. On March 31, 2015, the Company issued 3.9 million common shares from treasury under the DRIP.

There were no preferred shares outstanding as at March 31, 2015 (December 31, 2014 – nil).

As at March 31, 2015, there were nine million (December 31, 2014 – 13 million) common shares available for future issuance under stock option plans.

## 15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

| As at March 31, 2015 | Defined Benefit Plan | Foreign Currency Translation | Available for Sale Investments | Total |
|---|---|---|---|---|
| Balance, Beginning of Year | (30) | 427 | 10 | 407 |
| Other Comprehensive Income (Loss), Before Tax | (1) | 272 | - | 271 |
| Income Tax | - | - | - | - |
| Balance, End of Period | (31) | 699 | 10 | 678 |

| As at March 31, 2014 | Defined Benefit Plan | Foreign Currency Translation | Available for Sale Investments | Total |
|---|---|---|---|---|
| Balance, Beginning of Year | (12) | 212 | 10 | 210 |
| Other Comprehensive Income (Loss), Before Tax | (11) | 70 | - | 59 |
| Income Tax | 3 | - | - | 3 |
| Balance, End of Period | (20) | 282 | 10 | 272 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

## 16. STOCK-BASED COMPENSATION PLANS

### A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

| As at March 31, 2015 | Issued | Term (Years) | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price ($) | Closing Share Price ($) | Number of Units Outstanding (Thousands) |
|---|---|---|---|---|---|---|
| NSRs | On or After February 24, 2011 | 7 | 5.07 | 31.68 | 21.35 | 44,227 |
| TSARs | On or After February 17, 2010 | 7 | 1.95 | 26.74 | 21.35 | 3,788 |

### NSRs

The weighted average unit fair value of NSRs granted during the three months ended March 31, 2015 was $3.58 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

| As at March 31, 2015 | Number of NSRs (Thousands) | Weighted Average Exercise Price ($) |
|---|---|---|
| Outstanding, Beginning of Year | 40,549 | 32.63 |
| Granted | 4,063 | 22.27 |
| Exercised | - | - |
| Forfeited | (385) | 32.20 |
| **Outstanding, End of Period** | 44,227 | 31.68 |
| **Exercisable, End of Period** | 23,418 | 34.60 |

### TSARs

The Company has recorded a liability of $4 million as at March 31, 2015 (December 31, 2014 – $8 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees as at March 31, 2015 was $nil (December 31, 2014 – $nil).

The following table summarizes information related to the TSARs held by Cenovus employees:

| As at March 31, 2015 | Number of TSARs (Thousands) | Weighted Average Exercise Price ($) |
|---|---|---|
| Outstanding, Beginning of Year | 3,862 | 26.72 |
| Exercised for Cash Payment | - | - |
| Exercised as Options for Common Shares | - | - |
| Forfeited | (5) | 26.63 |
| Expired | (69) | 25.69 |
| **Outstanding, End of Period** | 3,788 | 26.74 |
| **Exercisable, End of Period** | 3,788 | 26.74 |

### B) Performance Share Units

The Company has recorded a liability of $56 million as at March 31, 2015 (December 31, 2014 – $109 million) in the Consolidated Balance Sheets for performance share units ("PSUs") based on the market value of Cenovus's common shares as at March 31, 2015. The intrinsic value of vested PSUs was $nil as at March 31, 2015 and December 31, 2014 as PSUs are paid out upon vesting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

The following table summarizes the information related to the PSUs held by Cenovus employees:

| As at March 31, 2015 | Number of PSUs (Thousands) |
|---|---|
| Outstanding, Beginning of Year | 7,099 |
| Granted | - |
| Vested and Paid Out | (1,436) |
| Cancelled | (1,077) |
| Units in Lieu of Dividends | 57 |
| **Outstanding, End of Period** | **4,643** |

## C) Restricted Share Units

Cenovus has granted restricted share units ("RSUs") to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs vest after three years.

RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as compensation costs over the vesting period. Fluctuations in the fair value are recognized as compensation costs in the period they occur.

The Company has recorded a liability of $4 million as at March 31, 2015 (December 31, 2014 – $1 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus's common shares as at March 31, 2015. The intrinsic value of vested RSUs was $nil as at March 31, 2015 and December 31, 2014 as RSUs are paid out upon vesting.

The following table summarizes the information related to the RSUs held by Cenovus employees:

| As at March 31, 2015 | Number of RSUs (Thousands) |
|---|---|
| Outstanding, Beginning of Year | 93 |
| Granted | 2,323 |
| Vested and Paid Out | (22) |
| Cancelled | - |
| Units in Lieu of Dividends | 30 |
| **Outstanding, End of Period** | **2,424** |

## D) Deferred Share Units

The Company has recorded a liability of $29 million as at March 31, 2015 (December 31, 2014 – $31 million) in the Consolidated Balance Sheets for deferred share units ("DSUs") based on the market value of Cenovus's common shares as at March 31, 2015. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

| As at March 31, 2015 | Number of DSUs (Thousands) |
|---|---|
| Outstanding, Beginning of Year | 1,297 |
| Granted to Directors | 54 |
| Granted From Annual Bonus Awards | 10 |
| Units in Lieu of Dividends | 17 |
| Redeemed | (2) |
| **Outstanding, End of Period** | **1,376** |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

### E) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating, and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

| | Three Months Ended | |
| --- | --- | --- |
| For the period ended March 31, | 2015 | 2014 |
| NSRs | 11 | 13 |
| TSARs | (3) | - |
| PSUs | (16) | 32 |
| RSUs | 3 | - |
| DSUs | (2) | 4 |
| **Stock-Based Compensation Expense (Recovery)** | (7) | 49 |

## 17. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

| As at | March 31, 2015 | December 31, 2014 |
| --- | --- | --- |
| Long-Term Debt | 5,973 | 5,458 |
| Shareholders' Equity | 11,129 | 10,186 |
| Capitalization | 17,102 | 15,644 |
| **Debt to Capitalization** | 35% | 35% |

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

| As at | March 31, 2015 | December 31, 2014 |
| --- | --- | --- |
| Debt | 5,973 | 5,458 |
| Net Earnings (Loss) | (171) | 744 |
| Add (Deduct): | | |
| Finance Costs | 436 | 445 |
| Interest Income | (42) | (33) |
| Income Tax Expense | 227 | 451 |
| Depreciation, Depletion and Amortization | 1,991 | 1,946 |
| Goodwill Impairment | 497 | 497 |
| E&E Impairment | 86 | 86 |
| Unrealized (Gain) Loss on Risk Management | (425) | (596) |
| Foreign Exchange (Gain) Loss, Net | 779 | 411 |
| (Gain) Loss on Divestitures of Assets | (172) | (156) |
| Other (Income) Loss, Net | (3) | (4) |
| Adjusted EBITDA [1] | 3,203 | 3,791 |
| **Debt to Adjusted EBITDA** | 1.9x | 1.4x |

[1] Calculated on a trailing twelve-month basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt. It is Cenovus's intention to maintain investment grade credit ratings.

As at March 31, 2015, Cenovus had $3.0 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at March 31, 2015, Cenovus is in compliance with all of the terms of its debt agreements.

## 18. FINANCIAL INSTRUMENTS

Cenovus's consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

### A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2015, the carrying value of Cenovus's long-term debt was $5,973 million and the fair value was $6,445 million (December 31, 2014 carrying value – $5,458 million, fair value – $5,726 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

| As at | March 31, 2015 | December 31, 2014 |
|---|---|---|
| Fair Value, Beginning of Year | 32 | 32 |
| Acquisition of Investments | - | 4 |
| Reclassification of Equity Investments | - | (4) |
| Change in Fair Value [1] | - | - |
| **Fair Value, End of Period** | **32** | 32 |

[1] Unrealized gains and losses on available for sale financial assets are recorded in other comprehensive income.

### B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts as at March 31, 2015 range from $31.50 to $44.25 per Megawatt Hour.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

### Summary of Unrealized Risk Management Positions

| | March 31, 2015 | | | December 31, 2014 | | |
| | Risk Management | | | Risk Management | | |
| As at | Asset | Liability | Net | Asset | Liability | Net |
|---|---|---|---|---|---|---|
| **Commodity Prices** | | | | | | |
| Crude Oil | **297** | **8** | **289** | 423 | 7 | 416 |
| Natural Gas | **44** | **-** | **44** | 55 | - | 55 |
| Power | **-** | **15** | **(15)** | - | 9 | (9) |
| **Total Fair Value** | **341** | **23** | **318** | 478 | 16 | 462 |

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

| As at | March 31, 2015 | December 31, 2014 |
|---|---|---|
| **Prices Sourced From Observable Data or Market Corroboration (Level 2)** | **333** | 471 |
| **Prices Determined From Unobservable Inputs (Level 3)** | **(15)** | (9) |
| | **318** | 462 |

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to March 31:

| | 2015 | 2014 |
|---|---|---|
| Fair Value of Contracts, Beginning of Year | **462** | (129) |
| Fair Value of Contracts Realized During the Period [1] | **(151)** | 30 |
| Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period [2] | **6** | (4) |
| Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts | **1** | (2) |
| **Fair Value of Contracts, End of Period** | **318** | (105) |

[1] Includes a realized loss of $3 million related to the power contracts (2014 – $nil).
[2] Includes a decrease of $9 million related to the power contracts (2014 – $nil).

### C) Earnings Impact of (Gains) Losses From Risk Management Positions

| | Three Months Ended | |
| For the period ended March 31, | 2015 | 2014 |
|---|---|---|
| Realized (Gain) Loss [1] | **(151)** | 30 |
| Unrealized (Gain) Loss [2] | **145** | (26) |
| **(Gain) Loss on Risk Management** | **(6)** | 4 |

[1] Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.
[2] Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

## 19. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2014. The Company's exposure to these risks has not changed significantly since December 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

### Net Fair Value of Commodity Price Positions

| As at March 31, 2015 | Notional Volumes | Term | Average Price | Fair Value |
|---|---|---|---|---|
| **Crude Oil Contracts** | | | | |
| Fixed Price Contracts | | | | |
| Brent Fixed Price | 1,000 bbls/d | January – June 2015 | $100.25/bbl | 3 |
| Brent Fixed Price | 18,000 bbls/d | January – December 2015 | $113.75/bbl | 192 |
| Brent Fixed Price | 6,000 bbls/d | January – June 2015 | US$65.03/bbl | 6 |
| Brent Fixed Price | 45,000 bbls/d | March – June 2015 | US$56.45/bbl | (1) |
| Brent Fixed Price | 18,000 bbls/d | July – September 2015 | US$60.03/bbl | 2 |
| Brent Fixed Price | 1,000 bbls/d | October – December 2015 | US$64.00/bbl | - |
| Brent Fixed Price | 4,000 bbls/d | January – December 2016 | US$65.75/bbl | 2 |
| WCS Differential [1] | 4,900 bbls/d | January – June 2015 | US$(19.85)/bbl | (4) |
| Brent Collars | 10,000 bbls/d | January – December 2015 | $105.25 – $123.57/bbl | 85 |
| Other Financial Positions [2] | | | | 4 |
| Crude Oil Fair Value Position | | | | 289 |
| **Natural Gas Contracts** | | | | |
| Fixed Price Contracts | | | | |
| AECO Fixed Price | 149 MMcf/d | January – December 2015 | $3.86/Mcf | 44 |
| Natural Gas Fair Value Position | | | | 44 |
| **Power Purchase Contracts** | | | | |
| Power Fair Value Position | | | | (15) |

(1) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.
(2) Other financial positions are part of ongoing operations to market the Company's production.

### Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

**Risk Management Positions in Place as at March 31, 2015**

| Commodity | Sensitivity Range | Increase | Decrease |
|---|---|---|---|
| Crude Oil Commodity Price | ± US$10 per bbl Applied to Brent, WTI and Condensate Hedges | (215) | 217 |
| Crude Oil Differential Price | ± US$5 per bbl Applied to Differential Hedges Tied to Production | 2 | (2) |
| Natural Gas Commodity Price | ± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges | (58) | 58 |
| Power Commodity Price | ± $25 per MWHr Applied to Power Hedge | 19 | (19) |

## 20. COMMITMENTS AND CONTINGENCIES

### A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company's commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014. The Company did not enter into any new material contracts for the three months ended March 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended March 31, 2015*

### B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.